UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K/A

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
ONE CROWN WAY
PHILADELPHIA, PA 19154-4599

Explanatory Note:
This Amendment No. 1 on Form 11-K/A (this “Form 11-K/A”) amends our annual report for the fiscal year ended December 31, 2014, originally filed with the Securities and Exchange Commission (“SEC”) on June 19, 2015 (the “Form 11-K”). We are filing this Form 11-K/A to correct the following clerical errors in the Form 11-K: (1) the “Report of Independent Registered Public Accounting Firm” has been amended to include the electronic signature of Baker Tilly Virchow Krause, LLP and (2) the “Consent of Independent Registered Public Accounting Firm” in Exhibit 23 has been amended to include the electronic signature of Baker Tilly Virchow Krause, LLP.
No other information contained in the original filing is amended by this Form 11-K/A. The Form 11-K has been corrected and furnished in its entirety in this Form 11-K/A.

INDEX

Page(s)

Signatures	3

Report of Independent Registered Public Accounting Firm	6

Financial Statements and Supplemental Information in Accordance with the Financial Reporting Requirements of ERISA	7 - 17

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan

	By:	/s/ David A. Beaver
David A. Beaver
Vice President and Corporate Controller

Date: June 19, 2015

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements as of and for the years ended
December 31, 2014 and 2013

Supplemental information required for Form 5500
as of December 31, 2014

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4 - 10

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Baker Tilly Virchow Krause, LLP
Philadelphia, Pennsylvania
June 18, 2015

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2014		2013
ASSETS
Investments, at fair value
Registered investment companies:
American Century Equity Income Fund	$3,114,845		$2,772,025
T. Rowe Price Equity Income Fund	2,184,560		2,021,324
Vanguard Institutional Index Fund	42,471,533	*	—
Vanguard 500 Index Fund	—		38,676,435	*
Vanguard Balanced Index Fund	13,072,678	*	12,122,397	*
Vanguard Explorer Fund	11,580,628	*	12,037,901	*
Vanguard Extended Market Index Fund	4,480,876		4,536,840
Vanguard International Growth Fund	8,202,103		9,104,125
Vanguard Morgan Growth Fund	1,528,366		1,193,836
Vanguard Prime Money Market Fund	82,191		67,715
Harbor International Fund	743,230		897,527
Harbor Mid Cap Growth Fund	1,699,663		1,482,416
Vanguard Total Bond Market Index Fund	9,867,233	*	9,241,804
Vanguard Target Retirement 2010 Fund	—		704,449
Vanguard Target Retirement 2015 Fund	—		5,862,135
Vanguard Target Retirement 2020 Fund	—		2,024,890
Vanguard Target Retirement 2025 Fund	—		3,757,623
Vanguard Target Retirement 2030 Fund	—		1,339,693
Vanguard Target Retirement 2035 Fund	—		1,969,414
Vanguard Target Retirement 2040 Fund	—		969,199
Vanguard Target Retirement 2045 Fund	—		1,128,657
Vanguard Target Retirement 2050 Fund	—		592,153
Vanguard Target Retirement 2055 Fund	—		109,450
Vanguard Target Retirement 2060 Fund	—		12,036
Vanguard Target Retirement Income Fund	—		1,205,281
	99,027,906		113,829,325

Vanguard Retirement Savings Trust	47,661,025	*	48,813,000	*
Vanguard Target Retirement Trusts	22,817,692		—
Crown Holdings, Inc. Stock Fund	25,010,071	*	25,956,881	*
Total investments, at fair value	194,516,694		188,599,206
Receivables
Employer's contributions	74,670		71,429
Participants' contributions	315,307		326,760
Notes receivable from participants	3,512,611		3,102,034
Total receivables	3,902,588		3,500,223

Total assets	198,419,282		192,099,429

LIABILITIES	—		—
Net assets available for benefits at fair value	198,419,282		192,099,429

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(1,339,686)		(1,255,368)
Net assets available for benefits	$197,079,596		$190,844,061
* Represents 5% or more of net assets available for benefits.
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2014	2013
Additions:
Investment income:
Interest and dividend income	$5,242,196	$4,273,626
Net appreciation in fair value of investments	8,220,853	23,475,793
Total investment income	13,463,049	27,749,419

Interest income, notes receivable from participants	143,021	131,182
Total interest income, notes receivable	143,021	131,182

Contributions:
Employer	1,525,910	1,440,733
Participant	7,468,730	6,995,068
Total contributions	8,994,640	8,435,801

Other additions	8,627	10,468
Total additions	22,609,337	36,326,870

Deductions:
Benefits paid to participants	16,366,022	13,138,199
Miscellaneous fees	7,780	7,447
Total deductions	16,373,802	13,145,646

Net increase	6,235,535	23,181,224

Net Assets Available for Benefits:
Beginning of year	190,844,061	167,662,837
End of year	$197,079,596	$190,844,061

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan (the “Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees of Crown Holdings, Inc. and subsidiaries (the “Company”) may save regularly through salary deferrals and through Company matching contributions. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

Contributions
The Plan has two contribution components: a participant salary deferral 401(k) component and a Company matching contribution component. The Plan allows before-tax participant contributions of 2% to 75% of eligible compensation. The Plan also allows after-tax participant contributions of 1% to 10% of eligible compensation. The Company makes matching contributions equal to 50% of the employee's contribution, from 3% up to 6% of compensation, depending on the employer company, as defined in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions. Contribution amounts are subject to certain limitations.

Participant Accounts
Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of any miscellaneous fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on years of continuous service. A participant is considered 25% vested in the Company's contributions after one year of credited service. The participant's vested interest increases at a rate of 25% for each year of service thereafter, with the participant being 100% vested after four years.

Notes Receivable from Participants
Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate for a secured personal loan. Interest rates on notes receivable outstanding as of December 31, 2014 and 2013 range from 4.25% to 9.25%. Principal and interest are paid ratably through monthly payroll deductions. A participant may not have more than two outstanding notes receivable at any one time.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant's election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant's account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $82,191 and $67,715 at December 31, 2014 and 2013, respectively. Forfeitures used to offset Company contributions in 2014 and 2013 totaled $30,000 and $26,644, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

As described in the authoritative guidance for fully benefit responsive investment contracts, such contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. For the 2014 and 2013 plan years, the Plan invested in the Vanguard Retirement Savings Trust, which holds guaranteed investment contracts which are subject to the authoritative guidance. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts held in the collective trust fund as well as the adjustment of the fully benefit responsive contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit responsive investment contracts.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as miscellaneous fees and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.

Payment of Benefits
Benefits are recorded when paid.

Recent Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)) ("ASU 2015-07"). ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under Accounting Standards Codification 820. ASU 2015-07 is effective for the Plan for years beginning after December 15, 2015 with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2015-07 on the Plan's financial statements.

NOTE 3 - INVESTMENTS

During 2014 and 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2014	2013

Registered investment companies	$4,856,004	$18,502,928
Common stock fund	3,364,849	4,972,865
Net appreciation in fair value of investments	$8,220,853	$23,475,793

NOTE 4 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include

•	quoted prices for similar assets or liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in inactive markets;

•	inputs other than quoted prices that are observable for the asset or liability;

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$13,072,678	—	$13,072,678
Growth & Income	3,114,845	—	3,114,845
International	8,945,333	—	8,945,333
Inter-term Treasury	9,867,233	—	9,867,233
Large-Cap	46,184,459	—	46,184,459
Mid-Cap	6,180,539	—	6,180,539
Money Market	82,191	—	82,191
Small-Cap Growth	11,580,628	—	11,580,628
Total registered investment companies	99,027,906	—	99,027,906
Common stock fund	25,010,071	—	25,010,071
Collective trusts:
Vanguard Retirement Savings Trust	—	$47,661,025	47,661,025
Vanguard Target Retirement Trusts	—	22,817,692	22,817,692

Total	$124,037,977	$70,478,717	$194,516,694

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Total
Registered investment companies:
Balanced	$31,797,377	—	$31,797,377
Growth & Income	2,772,025	—	2,772,025
International	10,001,652	—	10,001,652
Inter-term Treasury	9,241,804	—	9,241,804
Large-Cap	41,891,595	—	41,891,595
Mid-Cap	6,019,256	—	6,019,256
Money Market	67,715	—	67,715
Small-Cap Growth	12,037,901	—	12,037,901
Total registered investment companies	113,829,325	—	113,829,325
Common stock fund	25,956,881	—	25,956,881
Collective trust:
Vanguard Retirement Savings Trust	—	$48,813,000	48,813,000

Total	$139,786,206	$48,813,000	$188,599,206

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.

The fair value of the common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued based upon the units of the collective trust fund held by the Plan at year end times the respective unit value. The unit value of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund's investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

The Vanguard Target Retirement Trusts are collective trust funds that are valued daily based upon the units of the collective trust funds held by the Plan at year end times the respective unit values. The unit values are based upon significant observable inputs, although they are not based upon quoted market prices in an active market. These collective trust funds include eleven target year trusts ranging from 2010 to 2060, in 5 year increments. The trusts invest in Vanguard mutual funds using a balanced asset allocation strategy designed for investors planning to retire and leave the workforce in or within a few years of the target year. The trusts' asset allocation will become more conservative over time. The trusts' indirect bond holdings are a diversified mix of short, intermediate, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trusts' indirect stock holdings are a diversified mix of U.S. and foreign large, mid, and small-capitalization stocks.

The underlying investments of the collective trusts consist primarily of Level 2 inputs, consisting of inputs either directly or indirectly observable for substantially the full term of the asset through corroboration with observable market data. The Plan’s investment in the collective trusts is not subject to any withdrawal or redemption restrictions. The Plan has no unfunded commitments relating to the collective trusts at December 31, 2014 and 2013.

The pricing methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company's stock through the Crown Holdings, Inc. Stock Fund. The common stock fund held approximately 491,000 and 582,000 shares of Crown Holdings, Inc. common stock representing 12.7% and 13.6% of Plan assets as of December 31, 2014 and 2013, respectively. There were no dividends on the Company's common stock in 2014 or 2013. Loans to participants are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 6 - PLAN EXPENSES

All recordkeeping expenses for the administration of the Plan, with the exception of certain miscellaneous fees, are paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in miscellaneous fees. Investment related expenses are included in net appreciation of fair value of investments.

NOTE 7 - TAX STATUS

The Internal Revenue Service (“IRS”) determined and informed the Company by letter dated December 19, 2013 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

CROWN CORK & SEAL COMPANY, INC.
401(k) RETIREMENT SAVINGS PLAN
Notes to Financial Statements

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. 401(k) RETIREMENT SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014
Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan EIN 23-1526444 Plan No. 100
	Identity of Participant-Directed Issues	Investment Type	Current Value
	American Century Equity Income Fund	Registered Investment Company	$3,114,845
	T. Rowe Price Equity Income Fund	Registered Investment Company	2,184,560
*	Vanguard Institutional Index Fund	Registered Investment Company	42,471,533
*	Vanguard Balanced Index Fund	Registered Investment Company	13,072,678
*	Vanguard Explorer Fund	Registered Investment Company	11,580,628
*	Vanguard Extended Market Index Fund	Registered Investment Company	4,480,876
*	Vanguard International Growth Fund	Registered Investment Company	8,202,103
*	Vanguard Morgan Growth Fund	Registered Investment Company	1,528,366
*	Vanguard Prime Money Market Fund	Registered Investment Company	82,191
	Harbor International Fund	Registered Investment Company	743,230
	Harbor Mid Cap Growth Fund	Registered Investment Company	1,699,663
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	9,867,233
*	Vanguard Target Retirement 2010 Trust	Collective Trust Fund	922,170
*	Vanguard Target Retirement 2015 Trust	Collective Trust Fund	4,969,925
*	Vanguard Target Retirement 2020 Trust	Collective Trust Fund	2,604,596
*	Vanguard Target Retirement 2025 Trust	Collective Trust Fund	4,947,940
*	Vanguard Target Retirement 2030 Trust	Collective Trust Fund	1,923,251
*	Vanguard Target Retirement 2035 Trust	Collective Trust Fund	2,505,862
*	Vanguard Target Retirement 2040 Trust	Collective Trust Fund	1,149,795
*	Vanguard Target Retirement 2045 Trust	Collective Trust Fund	1,463,651
*	Vanguard Target Retirement 2050 Trust	Collective Trust Fund	803,184
*	Vanguard Target Retirement 2055 Trust	Collective Trust Fund	234,697
*	Vanguard Target Retirement 2060 Trust	Collective Trust Fund	17,770
*	Vanguard Target Retirement Income Trust	Collective Trust Fund	1,274,851
*	Vanguard Retirement Savings Trust	Collective Trust Fund	47,661,025
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	25,010,071
*	Notes receivable from participants	Interest rates: 4.25% - 9.25%	3,512,611
	Total Assets (Held at End of Year)		$198,029,305

*	Party-in-Interest as defined by ERISA

Cost column not required to be reported as all investments are participant directed.